# Nasdaq Regulation

## Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

September 14, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 11, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Lilium B.V., which is expected to be renamed Lilium N.V. (the "Registrant"), a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares A, nominal value €0.12 per share

Public Warrants to purchase Ordinary Shares A

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*